SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101 (b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
YUKIJIRUSHI NYUGYO KABUSHIKI KAISHA

(Name of Subject Company)
Snow Brand Milk Products Co., Ltd.

(Translation of Subject Company Name into English (if applicable))
Japan

(Jurisdiction of Subject Company Incorporation or Organization)
Snow Brand Milk Products Co., Ltd.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
N/A

(CUSIP Number of Class of Securities (if applicable))
Snow Brand Milk Products Co., Ltd.
Attn: Yasuo Takeda
General Manager, General Affairs Department
13 Honshiocho, Shinjuku-ku, Tokyo 160-8575, Japan
Tel: +81-3-3226-2111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
N/A
Item 2. Informational Legends
N/A
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The following documents are included as exhibits to this Form CB:

Exhibit
Number
1.	English translation of Amendment to the Securities Registration Statement dated August 13, 2009
PART III — CONSENT TO SERVICE OF PROCESS
The Company submitted to the Securities and Exchange Commission a Form F-X on June 9, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOW BRAND MILK PRODUCTS CO., LTD.
Date: August 13, 2009	By:	/s/ Kiyoyuki Kubo
		Name:	Kiyoyuki Kubo
		Title:	Executive Managing Director